Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholder

National Storage Affiliates Trust:

We consent to the use of our report dated April 13, 2015, with respect to the consolidated balance sheets of National Storage Affiliates Trust as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for the year ended December 31, 2014, and for the nine months ended December 31, 2013, and the related financial statement schedule, and our report dated April 13, 2015, with respect to the combined statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows of NSA Predecessor for the three months ended March 31, 2013, and for the year ended December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

April 13, 2015